BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

February 22, 2021

BNY Mellon Investment Funds II, Inc.

240 Greenwich Street
New York, New York  10286

Re:       Fee Waiver – BNY Mellon Global Emerging Markets Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirm their agreement in respect of BNY Mellon Global Emerging Markets Fund (the "Fund"), a series of BNY Mellon Investment Funds II, Inc. (the "Company"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser has contractually agreed, until March 1, 2022, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%.  On or after March 1, 2022, BNY Mellon Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to March 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS ii, INC.

On Behalf of BNY Mellon Global Emerging Markets Fund

By: /s/James Windels

       James Windels

       Treasurer